SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 22, 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: July 30, 2003	By:/s/ Nancy C. Gardner

REUTERS GROUP PLC – INTERIM RESULTS
for the six months to 30 June 2003

22 July 2003	07/03

REUTERS ANNOUNCES FIRST HALF PROFIT; FAST FORWARD ON TRACK

Business performance

Reuters Group

  Group normalised pre-tax profit of £87 million, compared to a loss of £10 million in 2002
  Normalised earnings per share of 4.8p (2002: loss per share of 0.5p)
  Interim dividend maintained at 3.85p per share

Reuters

  Reuters revenue of £1,349 million (2002: £1,542 million), down 12% on an underlying basis
  Reuters recurring revenue of £1,255 million (2002: £1,405 million), down 10% on an underlying basis in line with expectations
  Reuters normalised operating margin of 14.7% before restructuring, ahead of previous full year guidance of 12%
  Reuters normalised operating profit up 25% on an actual basis to £119 million (2002: £95 million) after £79 million of restructuring charges
  Reuters free cash flow of £29 million; cash conversion over 12 months of 110%
  Reuters normalised earnings per share up 125% to 4.9p

Fast Forward highlights

  New product launches on track; Lehman Brothers partnering with Reuters to roll out Reuters Knowledge to all of its senior investment bankers
  Cost savings ahead of plan, with £30 million of the £45 million forecast from Fast Forward this year already delivered; full year savings target raised to £55 million

Instinet

  Instinet revenue of £275 million (2002: £301 million), with Q2 up 11% over Q1 at actual rates
  Instinet normalised operating profit pre-restructuring of £4 million (2002: £5 million loss)
  Instinet pre-tax loss of £25 million (2002: £83 million loss)

Statutory results

	Six months to 30 June		% Change		Year to 31 December
	2003	2002	Actual	Underlying	2002
	£m	£m			£m

Group revenue	1,620	1,838	(12%)	(10%)	3,575

Operating costs	(1,559)	(1,863)	(16%)	(14%)	(3,719)

Operating profit/(loss)	61	(25)			(144)

Profit/(loss) before taxation	16	(88)			(493)

Earnings/(loss) per share	0.3p	(5.2p )			(29.0p )

As used throughout this release, “normalised” profits, costs and earnings exclude amortisation of goodwill and intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.

Underlying growth excludes acquisitions and disposals since 1 January 2002 and is stated at constant exchange rates. The only exception is the Island acquisition, which has been fully integrated within Instinet.

This release includes certain non GAAP figures which are performance measures used to manage the business. Reconciliations to equivalent UK GAAP figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Tom Glocer, Reuters Group Chief Executive, said: “I am pleased to report a solid set of results across the Group for the first half of this year. Reuters core recurring revenues are in line with our expectations and we have narrowed our guidance for the full year to a decline of around 11%. Our first half operating margins came in ahead of our full year guidance thanks to real discipline in managing the cost base and favourable currency movements. We now expect to improve on last year’s 13.1% margin for the full year.

“Although market conditions continue to be tough, particularly in Europe, we have seen real improvement in the competitiveness of our products and are making good progress with Fast Forward. We have launched an exciting suite of new products in the first half, and today we have announced good sales wins at Goldman Sachs and Lehman Brothers. Our cost savings are ahead of plan and we now expect savings of £55 million from Fast Forward this year. All in all, I am pleased with the progress we have made so far. We still have a long way to go, but I am confident that we are on the right track.”

Contacts

Press - UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Investors - UK
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Investors and press - USA
Nancy Bobrowitz
Tel: +1 646 223 5220
nancy.bobrowitz@reuters.com

Notes

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Reuters interim results presentation for investors and analysts will be webcast live today from 09:30 BST and available for replay from 12:00 BST via www.reuters.com/webcast/resultsq203.

Reuters will hold a conference call for US investors at 15:00 BST / 10:00 EST. To participate, please call Georgina Blain in London on +44 (0) 20 7542 3717 or Donovan Johnson in New York on +1 646 223 5221.

An interview with Tom Glocer, Reuters Group Chief Executive, in video, audio and text will be available from 07:00 BST on www.reuters.com and www.cantos.com.

Photographs are available in the Media Library at www.about.reuters.com

Review of 2003 interim results

Reuters Group

Reuters Group (RTR.L; RTRSY.O) revenue for the six months to 30 June 2003 was £1,620 million, a decline of 12% at actual rates on the first half of last year.

Reuters Group normalised pre-tax profit was £87 million, compared to a loss of £10 million in 2002. Reuters Group pre-tax profit of £16 million, including amortisation costs of £54 million, compared to a loss of £88 million in 2002.

Reuters Group normalised earnings per share were 4.8p, compared to a loss per share of 0.5p in 2002. Normalised earnings per share in Reuters were 4.9p, and there was a loss per share of 0.1p at Instinet.

The interim dividend is maintained at 3.85p per share.

Basic earnings per share for the Reuters Group were 0.3p compared with a loss per share of 5.2p in 2002.

At the end of June 2003, Reuters Group had net debt of £298 million with Reuters carrying £750 million of net debt (31 December 2002: £584 million net debt) and Instinet holding £452 million of net funds (31 December 2002: £518 million net funds). The change in Reuters net debt position in the first half of this year was largely driven by the acquisition of Multex.

Reuters

Reuters core revenue, excluding Instinet and joint ventures, was £1,349 million. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, this represents a 12% decline on the first half of last year.

Reuters normalised operating profit before restructuring was £198 million (2002: £195 million), a rise of 2% on an actual basis. Operating costs before restructuring fell 15%, reflecting the impact of prior year cost saving initiatives and this year’s Fast Forward programme. Normalised operating margin, before restructuring charges, increased to 14.7% from 12.6%, driven largely by continuing cost discipline and favourable currency movements.

Reuters took a restructuring charge of £79 million in the first half (2002: £100 million) related to reductions in headcount and occupancy costs connected with the Fast Forward programme.

Reuters normalised profit before tax was up 97% on an actual basis to £92 million (2002: £47 million). This includes net losses from affiliates (net of investment income) of £13 million, down from £30 million last year.

Reuters generated £135 million of operating cash (pre-restructuring) and free cash flow of £29 million for the half year. Looking at the 12 months ended 30 June 2003 to eliminate seasonal factors, Reuters generated £434 million of operating cash pre-restructuring, 110% of the equivalent amount of normalised operating profit, and free cash flow of £219 million.

Revenue by type

Recurring revenue from subscription products, which made up 93% of Reuters core revenue in H1, was £1,255 million, down 10.0% on an underlying basis compared with the first half of 2002. The underlying fall in the second quarter was 10.9% compared with the second quarter of 2002, in line with Reuters expectations.

The level of net cancellations in the second quarter was roughly similar to that seen in the first quarter, although a slight deterioration in Europe masked a slowing of the rate of decline in other parts of the world.

Outright revenue, which represents 3% of Reuters core revenue, was £43 million, down 43% in underlying terms. This decline reflects customers’ continued reluctance to commit to IT spend, plus the early impact of the revenue reduction forecast under Fast Forward. Looking beyond the overall decline in this historically volatile source of revenue, there have been encouraging developments in Reuters three key areas of focus – Treasury Solutions, Risk Management and Content Management.

Usage revenue was £51 million, down 10% on an underlying basis. Strong growth of 20% in Treasury usage revenues from FX and forwards Matching systems was offset by a 46% decline in Investment Banking usage revenues, which come largely from Bridge Trading.

Revenue by customer segment

Revenue from Treasury was £513 million, down 9% on an underlying basis. Strong recurring revenue growth from Reuters 3000 Xtra continued to be offset by declines in legacy information products and conversational Dealing. However, the rate of decline in conversational Dealing accesses slowed this quarter, with the total number of premium and mid tier accesses declining by 1%. At the end of the quarter, Reuters had over 17,000 Dealing keystations and 430 mid tier accesses of Reuters Dealing Link. Usage revenue in Treasury grew 20% on an underlying basis over the first half of 2002, thanks to strong performance in both spot and forwards Matching. Spot volume increases were particularly noticeable in euro/dollar and emerging currency pairs. Matching is set to expand to cover further instrument classes, with Matching for swaps due for launch later this year.

Revenue from Investment Banking was £362 million, down 16% on an underlying basis. This reflects steep declines in both outright and usage revenue as well as a 13% underlying decline in recurring revenue. The second quarter saw a second consecutive modest improvement in the quarter-on-quarter rate of decline in recurring revenues. Despite sustained customer pressure to cut costs, Reuters continued to improve its competitive position. There were good sales wins for Reuters 3000 Xtra at Cazenove and Bank of Tokyo Mitsubishi and for Reuters North American Capital Markets at JP Morgan Chase. Looking forward to the second half of the year, the newly released Reuters Knowledge is targeted at building share in the research and advisory market and BridgeStation 8.0 brings new functionality to US equity traders.

Revenue from Asset Management was £321 million, down 12% on an underlying basis. Revenue increases for Reuters 3000 Xtra and end-of-day pricing and compliance feed Datascope were more than offset by declines in legacy 2000/3000 series products and domestic products. The second half of this year will see the release of Reuters Intelligent Advisor, targeted at private wealth managers, and the integration of Barra into Reuters products to execute on the two companies’ exclusive alliance to bring risk management to the front office.

Revenue from Corporates and Media was £153 million, down 6% on an underlying basis. Media revenues as a whole have been relatively robust, with the only exception being online products which were hit by continuing fall-out in this sector. Usage revenue increased by 122% to £5 million, driven by customer demand for coverage of the Iraq war.

Recurring revenue by product

Premium tier revenue, which includes Reuters 3000 Xtra, BridgeStation and Dealing, was £357 million, up 10% on an underlying basis year-on-year and up 1% from the previous quarter. The number of accesses at period end stood at 95,000, up 12% on the equivalent period last year. This growth was driven by Reuters 3000 Xtra, which saw revenue up 30% year on year on an underlying basis. Average revenue per access across all premium products was down 2% on an underlying basis, reflecting higher average prices for Bridge premium products, higher volume discounts for 3000 Xtra as customers continue planned roll-outs, and the usual mix effects.

Recurring revenue from 2000/3000 series products was £203 million, down 33% on an underlying basis year-on-year and 11% on the previous quarter, driven by cancellations and migrations to 3000 Xtra. Reuters Trader was released at the end of May to provide a mid tier migration path for 2000/3000 series users. Early customer feedback has been encouraging, and Dutch private bank Van Lanschot was the first customer to sign up for the new product.

Revenue from mid and low tier products was £140 million, down 9% on an underlying basis, with lower priced domestic products being the hardest hit. The effect of mid and low tier losses, which account for over three quarters of the 80,000 accesses lost in the last year, is relatively minor in revenue terms.

Recurring revenue from all other sources such as exchange fees and software maintenance was £555 million, down 10% on an underlying basis in line with the overall revenue decline in desktop products.

Operating costs

Reuters normalised operating costs were reduced to £1,151 million before restructuring, a reduction of 15% in actual terms and 13% in underlying terms. This is 1% more than the underlying reduction in revenues. The principal driver of this reduction was flow through from previous transformation programmes. The largest savings came from efficiency gains in development, customer segments and back office functions. Staff costs fell by 11% on an underlying basis, driven by reductions in headcount and cost per head. In the first half of the year over 700 people left the company, driving a 15% reduction in occupancy costs.

Instinet

Instinet, the electronic broker in which Reuters has a 63% stake, posted revenues of £275 million, down 9% on an actual basis compared to the first half of last year. The second quarter saw a revenue improvement of 11% at actual rates on the previous quarter, driven by growth in trading volumes in May and June.

Normalised operating profit before restructuring was £4 million compared to a loss of £5 million in 2002. Normalised operating costs fell 11% at actual rates to £271 million from £306 million in the equivalent period last year, reflecting reductions in staff costs; brokerage, clearing and exchange fees and occupancy expenses.

Instinet took a restructuring charge of £12 million in the first half, down from £56 million in 2002. As a consequence of the reduction in restructuring charges and the improvement in operating profitability, Instinet’s pre tax loss was down to £25 million from £83 million in 2002.

Instinet’s major strategic development this quarter was to announce the separation of its buy side and sell side businesses. The purpose of this reorganisation is to add strategic clarity and serve customers better. The buy side business will be a global value-added brokerage that seeks best execution on behalf of its customers. The sell side business will consist of an alternative trading system made up of the Instinet and Island ECNs, plus their clearing broker, Instinet Trading Services. It is envisaged that this organisational change will be reflected in Instinet’s financial disclosure for the first time in the first quarter of 2004.

Impact of currency movements

In core Reuters, changes to currency rates caused a 1.4% decline to revenues in H1, with a 9% increase in the euro more than offset by a 12% fall in the US dollar. Of the 15% decline in costs (pre-restructuring), 3% can be attributed to currency, most notably the weak dollar. The overall effect of currency fluctuations is a 9% boost to normalised operating profit (pre-restructuring) and a 1% improvement to operating margin on the same basis.

For Reuters Group, changes to currency rates reduced revenue by 2.4% and increased normalised operating profit pre-restructuring by 13%. The currency effect is comparatively larger for the Group because of the high proportion of Instinet’s revenue and losses denominated in US dollars.

Reuters prospects

Despite the recent improvement in market sentiment, Reuters remains relatively cautious about its sales prospects through the remainder of this year, particularly in Europe. Reuters expects the underlying decline in third quarter recurring revenue to be between 11% and 12% and the full year decline to be around 11%.

Second half normalised operating margins (pre-restructuring) are likely to be lower than the 14.7% achieved in the first half of the year. This is because of the planned increase in operating expenditure on Fast Forward initiatives. Nevertheless, Reuters now expects to improve on its 2002 full year normalised operating margin (pre-restructuring) of 13.1% in 2003.

Summary of Group results

The following is a summary of the unaudited results of Reuters Group PLC for the six months to 30 June 2003.

	Six months to 30 June		% Change		Year to 31 December
	2003	2002	Actual	Underlying	2002
	£m	£m			£m

Group revenue	1,620	1,838	(12%)	(10%)	3,575

Operating costs	(1,559)	(1,863)	(16%)	(14%)	(3,719)

Operating profit/(loss)	61	(25)			(144)

Profit/(loss) before taxation	16	(88)			(493)

Earnings/(loss) per share	0.3p	(5.2p )			(29.0p )

Dividend per ordinary share	3.85p	3.85p			10.0p

Business performance

	Six months to 30 June		% Change		Year to 31 December
	2003	2002	Actual	Underlying	2002
	£m	£m			£m

Revenue
- Reuters	1,349	1,542	(13%)	(12%)	2,992
- Instinet	275	301	(9%)	(1%)	592
- Group (1)	1,620	1,838	(12%)	(10%)	3,575

Normalised operating profit/(loss) before restructuring (2)
- Reuters	198	195	2%	(4%)	393
- Instinet	4	(5)	-	-	(14)
- Group	202	190	7%	(4%)	379

Normalised operating profit/(loss)
- Reuters	119	95	25%	13%	281
- Instinet	(8)	(61)	86%	80%	(110)
- Group	111	34	225%	129%	171

Normalised profit/(loss) before taxation
- Reuters	92	47	97%	67%	194
- Instinet	(5)	(57)	90%	84%	(105)
- Group	87	(10)	-	-	89

Normalised earnings/(loss) per share
- Reuters	4.9p	2.2p			10.8p
- Instinet	(0.1p )	(2.7p )			(4.0p )
- Group	4.8p	(0.5p )			6.8p

Free cash flow
- Reuters	29	24			214
- Instinet	(64)	(215)			(174)
- Group	(35)	(191)			40

Movements in net (debt)/funds
- Reuters	(166)	(118)			118
- Instinet	(66)	(223)			(322)
- Group	(232)	(341)			(204)

    1.        Net of £4 million intra-group revenue in 2003 (June 2002: £5 million; December 2002: £9 million)
    2.        Restructuring charges occurred in both the current and prior period and are anticipated to occur in future periods.

Notes:

  This summary should be read in conjunction with the attached interim statement and notes.
  "Reuters Group" and "Group" refer to Reuters Group PLC and its consolidated subsidiaries including Instinet. "Reuters" refers to Reuters Group excluding Instinet.
  Underlying growth and normalised profits and earnings are measures used by the Group to enable period-to-period comparison on a like-for-like basis such that organic operational growth can be easily identified.
  Underlying growth excludes acquisitions and disposals since 1 January 2002 and is stated at constant exchange rates. The only exception is the Island acquisition, which has been fully integrated within Instinet.
  Normalised profits and earnings exclude amortisation of goodwill and other intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.
  Free cash flow represents net cash inflow from operations less capex, taxation payments and net interest paid in the period. Cash conversion is the percentage of the last 12 months' normalised operating profit (pre-restructuring) that has been converted into cash.
  The weighted average number of ordinary shares used for the calculation of earnings per share was 1,395 million in 2003 (June 2002: 1,397 million).
  The interim dividend of 3.85 pence per share is payable on 3 September 2003 to ordinary shareholders on the register at 1 August 2003. The interim dividend is payable on 10 September 2003 to American Depositary Shareholders on the record at 1 August 2003. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 30 July 2003.
  This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group's financial condition, results of operations and business and management's strategy, plans and objectives for the Group. For further details see "Forward-looking statements".
  Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Consolidated profit and loss account for the six months to 30 June 2003 (unaudited)

	Six months to 30 June		Year to 31 December
	2003	2002	2002
	£m	£m	£m

Gross revenue	1,671	1,889	3,682
Less share of joint ventures revenue	(51)	(51)	(107)

Group revenue	1,620	1,838	3,575
Operating costs	(1,559)	(1,863)	(3,719)

Operating profit/(loss)	61	(25)	(144)
Share of operating losses of joint ventures	(10)	(18)	(35)
Impairment of investments in joint ventures	-	-	(6)
Share of operating losses of associates	(6)	(19)	(39)
Loss on disposal of subsidiary undertakings	(1)	-	(29)
Profit on disposal of fixed assets/investments	-	5	1
Income from fixed asset investments	-	1	1
Amounts written off fixed asset investments	(17)	(18)	(222)
Net interest payable	(11)	(14)	(20)

Profit/(loss) on ordinary activities before taxation	16	(88)	(493)
Taxation on profit/(loss) on ordinary activities	(20)	4	(23)

Loss on ordinary activities after taxation	(4)	(84)	(516)
Equity minority interest	8	11	112

Profit/(loss) attributable to ordinary shareholders	4	(73)	(404)
Dividend
- Interim	(54)	(53)	(53)
- Final	-	-	(86)

Loss for the period	(50)	(126)	(543)

Basic earnings/(loss) per ordinary share	0.3p	(5.2p )	(29.0p )

Consolidated statement of total recognised gains and losses for the six months to 30 June 2003 (unaudited)

	Six months to 30 June		Year to 31 December
	2003	2002	2002
	£m	£m	£m

Profit/(loss) attributable to ordinary shareholders	4	(73)	(404)
Unrealised gain on deemed partial disposal of subsidiary	-	1	1
Unrealised gain on deemed partial disposal of associate	-	12	12
Unrealised gain on disposal of fixed asset investment	-	10	10
Translation differences taken directly to reserves	(54)	(34)	(95)

Total recognised losses relating to the period	(50)	(84)	(476)

Consolidated cash flow statement for the six months to 30 June 2003 (unaudited)

	Six months to 30 June		Year to 31 December
	2003	2002	2002
	£m	£m	£m

Net cash inflow/(outflow) from operating activities	93	(10)	355
Dividends received from associates	1	-	2
Returns on investments and servicing of finance
Interest received	6	11	20
Interest paid	(21)	(35)	(58)
Income from fixed asset investments	-	1	1
Dividends paid to equity minority interests	-	-	(27)

Net cash outflow from returns on investments and servicing of finance	(15)	(23)	(64)
Taxation paid	(39)	(45)	(73)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(63)	(62)	(168)
Sale of tangible fixed assets	3	-	15
Purchase of fixed asset investments	-	(75)	(80)
Sale of fixed asset investments	-	17	22

Net cash outflow on capital expenditure and financial investments	(60)	(120)	(211)
Acquisitions and disposals (including joint ventures and associates)	(114)	(18)	(6)
Equity dividends paid	(86)	(86)	(139)

Cash outflow before management of liquid resources and financing	(220)	(302)	(136)
Management of liquid resources
Net decrease in short-term investments	40	244	378
Financing
Proceeds from issue of shares	-	2	2
Net increase/(decrease) in borrowings	69	87	(158)

Net cash inflow/(outflow) from financing	69	89	(156)
(Decrease)/increase in cash	(111)	31	86

Reconciliation of net cash flow to movement in net debt (unaudited)

	Six months to 30 June		Year to 31 December
	2003	2002	2002
	£m	£m	£m

(Decrease)/increase in cash	(111)	31	86
Cash (inflow)/outflow from movement in borrowings	(69)	(87)	158
Cash inflow from movement in liquid resources	(40)	(244)	(378)

Change in net (debt)/funds resulting from cash flows	(220)	(300)	(134)
Net funds arising on acquisitions	-	-	1
Translation differences	(12)	(41)	(71)

Movement in net (debt)/funds	(232)	(341)	(204)
Opening net (debt)/funds	(66)	138	138

Closing net debt	(298)	(203)	(66)

Net cash inflow from operating activities (unaudited)

	Six months to 30 June		Year to 31 December
	2003	2002	2002
	£m	£m	£m

Operating profit/(loss)	61	(25)	(144)
Depreciation	104	113	227
Amortisation and impairment of goodwill and other intangibles	50	59	315
Decrease/(increase) in stocks	1	(2)	2
(Increase)/decrease in debtors	(69)	(25)	241
Decrease in creditors	(47)	(162)	(314)
Loss on disposal of fixed assets	-	4	1
Amortisation of interests in own shares	6	8	3
Other, principally translation differences	(13)	20	24

Net cash inflow/(outflow) from operating activities	93	(10)	355

Consolidated balance sheet at 30 June 2003 (unaudited)

	30 June		31 December
	2003	2002	2002
	£m	£m	£m

Fixed assets	1,467	1,885	1,516
Stocks	2	5	1
Debtors	1,369	1,436	1,279
Cash and short-term investments	586	900	728
Creditors	(2,248)	(2,395)	(2,198)

Net current liabilities	(291)	(54)	(190)
Provisions	(281)	(291)	(245)
Long-term creditors	(285)	(417)	(354)

Net assets	610	1,123	727

Capital and reserves
Called-up share capital and share premium	449	449	449
Capital redemption reserve	1	1	1
Other reserve	(1,717)	(1,717)	(1,717)
Profit and loss account reserve	1,659	2,241	1,763

Shareholders' equity	392	974	496
Equity minority interest	218	149	231

Capital employed	610	1,123	727

Reconciliation of movement in shareholders’ funds for the six months to 30 June 2003 (unaudited)

	Six months to 30 June		Year to 31 December
	2003	2002	2002
	£m	£m	£m

Loss for the period	(50)	(126)	(543)
Unrealised gain on deemed partial disposal of subsidiary	-	1	1
Unrealised gain on deemed partial disposal of associate	-	12	12
Unrealised gain on disposal of fixed asset investment	-	10	10
Translation differences taken directly to reserves	(54)	(34)	(95)
Shares issued during the period	-	2	2

Net movement in shareholders' equity	(104)	(135)	(613)
Opening shareholders' equity	496	1,109	1,109

Closing shareholders' equity	392	974	496

Notes to the interim results for the six months to 30 June 2003 (unaudited)

1. Basis of preparation

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 63 and 64 of Reuters Group PLC 2002 Annual Report and Form 20-F.

The unaudited financial statements should be read in conjunction with the 2002 annual accounts. The results for 2002 do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985 but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the UK Companies Act 1985.

2. Segmental analysis

The segmental analysis of revenue, costs and profit reflects the way in which the Group is managed. During 2003, management responsibility for certain costs has changed and prior periods have been restated on a comparable basis. Reuters revenue is managed on a customer segment basis and is allocated to customer segments by reference to the activities at particular customer sites. Activities at certain customer sites fall into more than one segment. In such cases revenue is allocated based on estimated activity by segment.

	Six months to 30 June		% Change		Year to 31 December
	2003	2002	Actual	Underlying	2002
Revenue	£m	£m			£m

Treasury	513	577	(11%)	(9%)	1,134
Investment Banking	362	434	(17%)	(16%)	834
Asset Management	321	367	(13%)	(12%)	709
Corporates and Media	153	164	(7%)	(6%)	315

Reuters	1,349	1,542	(13%)	(12%)	2,992
Instinet	275	301	(9%)	(1%)	592

	1,624	1,843	(12%)	(10%)	3,584
Share of joint ventures revenue	51	51	-	11%	107
Intra-group revenue	(4)	(5)	(25%)	(23%)	(9)

Gross revenue	1,671	1,889	(12%)	(9%)	3,682
Less share of joint ventures revenue	(51)	(51)	-	11%	(107)

Group revenue	1,620	1,838	(12%)	(10%)	3,575

2. Segmental analysis (continued)

	Six months to 30 June		% Change		Year to 31 December
	2003	2002	Actual	Underlying	2002
Costs	£m	£m			£m

Customer segments	(125)	(158)	(20%)	(21%)	(299)
Channels	(503)	(592)	(15%)	(13%)	(1,135)
Content	(43)	(44)	(4%)	(3%)	(88)
Development	(92)	(120)	(24%)	(22%)	(234)
Technical Operations	(198)	(194)	2%	6%	(392)
Chief Information Office	(36)	(53)	(31%)	(30%)	(95)
Editorial	(99)	(110)	(11%)	(8%)	(218)
Business Support Services	(28)	(32)	(13%)	(14%)	(68)
Corporate/other	(27)	(44)	(39%)	(37%)	(70)

Reuters	(1,151)	(1,347)	(15%)	(13%)	(2,599)
Instinet	(271)	(306)	(11%)	1%	(606)

	(1,422)	(1,653)	(14%)	(11%)	(3,205)
Restructuring costs - Reuters	(79)	(100)	(20%)	(22%)	(112)
- Instinet	(12)	(56)	(79%)	(78%)	(96)
Intra-group costs	4	5	(25%)	(23%)	9

	(1,509)	(1,804)	(16%)	(13%)	(3,404)
Amortisation of goodwill and other
intangibles	(50)	(59)	(15%)	(15%)	(107)
Impairment of goodwill	-	-	-	-	(208)

Operating costs	(1,559)	(1,863)	(16%)	(14%)	(3,719)
Operating profit/(loss)	61	(25)	-	-	(144)

3. Revenue by type – Reuters

	Six months to 30 June		% Change		Year to 31 December
	2003	2002	Actual	Underlying	2002
	£m	£m			£m

Recurring	1,255	1,405	(11%)	(10%)	2,707
Outright	43	71	(39%)	(43%)	163
Usage	51	66	(22%)	(10%)	122

Total Reuters	1,349	1,542	(13%)	(12%)	2,992

4. Cost by type – Reuters

	Six months to 30 June		% Change		Year to 31 December
	2003	2002	Actual	Underlying	2002
	£m	£m			£m

Staff	(476)	(536)	(11%)	(11%)	(1,024)
Services	(222)	(288)	(23%)	(20%)	(547)
Depreciation	(82)	(90)	(9%)	(10%)	(179)
Data	(144)	(164)	(12%)	(11%)	(320)
Communications	(178)	(183)	(3%)	4%	(378)
Space	(87)	(104)	(17%)	(15%)	(197)
Other	38	18	108%	112%	46

Costs before restructuring and goodwill	(1,151)	(1,347)	(15%)	(13%)	(2,599)
Restructuring	(79)	(100)	(20%)	(22%)	(112)
Amortisation and impairment of goodwill and other intangibles	(44)	(44)	(2%)	(2%)	(86)

Reuters operating costs	(1,274)	(1,491)	(15%)	(13%)	(2,797)

Summary of financial results for the six months to 30 June 2003 in US dollars

The following information is provided for the convenience of US shareholders. Summary headline figures from the financial results for the six months to 30 June 2003, as prepared under UK GAAP and in sterling, have been translated into US dollars. For convenience all figures (including comparatives) have been converted at £1 = US$1.65, the rate prevailing on 30 June 2003.

	Six months to 30 June		Year to 31 December
	2003	2002	2002
	$m	$m	$m

Treasury	847	952	1,871
Investment Banking	598	717	1,377
Asset Management	529	606	1,170
Corporates and Media	252	270	519

Reuters	2,226	2,545	4,937
Instinet	453	496	977
Intra-group	(6)	(8)	(15)

Revenue	2,673	3,033	5,899

Reuters	124	83	311
Instinet	(25)	(125)	(548)

Operating profit/(loss)	99	(42)	(237)

Reuters	68	(8)	(202)
Instinet	(42)	(137)	(611)

Profit/(loss) on ordinary activities before taxation	26	(145)	(813)

Reuters	327	321	648
Instinet	6	(9)	(23)

Normalised operating profit before restructuring	333	312	625

Reuters	(131)	(164)	(185)
Instinet	(20)	(92)	(159)

Restructuring costs	(151)	(256)	(344)

Reuters	196	157	463
Instinet	(14)	(101)	(182)

Normalised operating profit	182	56	281

Reuters	152	77	319
Instinet	(9)	(94)	(173)

Normalised profit/(loss) before taxation	143	(17)	146

Reconciliation of Instinet results for the six months to 30 June 2003

The following is a reconciliation of the unaudited results for the six months to 30 June 2003 under US GAAP as released by Instinet on 21 July 2003, to the numbers reported under UK GAAP.

	Revenue	Loss before taxation

Per Instinet results - US GAAP (US$m)	525	(45)
Adjustments to UK GAAP
- Soft dollar commission	(99)	-
- Interest	(11)	-
- Mark-to-market of investments/impairments	19	(2)
- Goodwill amortisation	-	2
- Other, including currency translation	9	5

Instinet results - UK GAAP (US$m)	443	(40)

Instinet results - UK GAAP (£m)	275	(25)

An exchange rate of US$1.61 has been used, being the average for the six months to 30 June 2003.

Explanation of adjustments

Revenue

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollar, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet’s commission recapture services. Under US GAAP, Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs are not grossed up but are netted against each other.

Other revenue adjustments include interest income and mark-to-market gains and losses on investments held at the balance sheet date, all of which are not included as revenue under UK GAAP.

Loss before taxation

Adjustments to loss before taxation include impairment of investments, goodwill amortisation, stock based compensation costs and currency translation differences.

Revenue analysis — second quarter 2003

	Three months to				Year to
	30 June		% Change		31 December
	2003	2002	Actual	Underlying	2002
	£m	£m			£m

Reuters Group revenue summary
Reuters	679	780	(13%)	(13%)	2,992
Instinet	145	148	(2%)	5%	592

	824	928	(11%)	(10%)	3,584
Share of joint ventures revenue	26	24	7%	18%	107
Intra-group revenue	(2)	(2)	(20%)	(17%)	(9)

Gross revenue	848	950	(11%)	(9%)	3,682
Less share of joint ventures revenue	(26)	(24)	7%	18%	(107)

Group revenue	822	926	(11%)	(10%)	3,575

Reuters
Revenue analysis by type
Recurring	631	704	(10%)	(11%)	2,707
Outright	22	43	(47%)	(51%)	163
Usage	26	33	(21%)	(4%)	122

Reuters revenue	679	780	(13%)	(13%)	2,992

Revenue analysis by segment
Treasury	256	289	(12%)	(11%)	1,134
Investment Banking	184	221	(17%)	(17%)	834
Asset Management	161	188	(14%)	(15%)	709
Corporates and Media	78	82	(5%)	(4%)	315

Reuters revenue	679	780	(13%)	(13%)	2,992

Revenue analysis by quarter

£m	2002				2003
Revenue	Q1	Q2	Q3	Q4	Q1	Q2

Recurring	258	255	247	240	232	229
Outright	16	20	11	33	10	11
Usage	14	14	13	13	15	16

Treasury	288	289	271	286	257	256

Recurring	188	191	172	175	164	170
Outright	8	13	10	18	7	7
Usage	17	17	14	11	7	7

Investment Banking	213	221	196	204	178	184

Recurring	174	178	161	161	155	157
Outright	4	9	9	10	4	4
Usage	1	1	1	-	1	-

Asset Management	179	188	171	171	160	161

Recurring	81	80	74	72	73	75
Outright	-	1	1	-	-	-
Usage	1	1	3	1	2	3

Corporates and Media	82	82	78	73	75	78

Reuters	762	780	716	734	670	679
US	118	115	110	126	107	128
International	35	33	31	24	23	17

Instinet	153	148	141	150	130	145
Intra-group	(3)	(2)	(2)	(2)	(2)	(2)

Total revenue	912	926	855	882	798	822

Reuters product statistics – period to 30 June 2003

	Six months ended		Three months ended
	30 June 2003		30 June 2003

		% change		% change
		underlying		underlying
		vs June 2002		vs March 2003

Period end user accesses (000's)
3000 Xtra/Bridge Premium	78	17%	78	2%
Dealing	17	(6%)	17	(2%)

Premium Products	95	12%	95	1%
2000/3000 Series	85	(25%)	85	(9%)
Mid & Low Tier	278	(18%)	278	(1%)

Total	458	(15%)	458	(2%)

Average user accesses (000's)
Premium Products	95	12%	95	1%
2000/3000 Series	92	(26%)	90	(7%)
Mid & Low Tier	289	(19%)	279	(4%)

Total	476	(16%)	464	(4%)

Recurring revenue (£m)
Premium Products	357	10%	185	1%
2000/3000 Series	203	(33%)	97	(11%)
Mid & Low Tier	140	(9%)	66	(4%)

	700	(10%)	348	(4%)
Other recurring revenue	555	(10%)	283	(2%)

Total	1,255	(10%)	631	(3%)

Monthly revenue per access (£)
Premium Products	629	(2%)	648	-
2000/3000 Series	369	(9%)	360	(4%)
Mid & Low Tier	81	12%	79	-

Average monthly revenue per access	245	7%	250	-

Instinet business statistics

	2003	2002	% Change

Six months total market volumes (million)
NYSE	242,599	211,283	15%
Nasdaq	201,539	226,275	(11%)

Six months total Instinet volumes (million)
NYSE	10,269	6,189	66%
Nasdaq	58,337	28,192	107%

Six months average market share
NYSE	4.2%	2.9%
Nasdaq	28.9%	12.5%

Q2 average market share
NYSE	4.0%	2.8%
Nasdaq	28.4%	13.8%

Q2 average net equity transaction fee revenue
(US cents per share per side)
Total US equity market	0.18	0.38

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

  Reuters Group's ability to realise the anticipated benefits of its "Fast Forward" transformation programme continued or worsened unfavourable conditions in financial markets the impact of currency and interest rate fluctuations on Reuters Group's reported revenue and earnings
  Reuters Group's exposure to a decline in the valuation of companies in which it has invested and of its lack of management control over all such companies difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products the dependency of Reuters Group on third parties for the provision of certain network and other services any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks' ability to accommodate increased traffic changes in the regulatory or competitive environment
  adverse governmental action in countries where Reuters conducts reporting activities

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December, 2002. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.